
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 14, 2010

James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin  53233

>    **Re:    Douglas Dynamics, Inc.**
>    **Amendment No. 3 to Registration Statement on Form S-1**
>    **Filed April 8, 2010**
>    **File No. 333-164590**

Dear Mr. Janik:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.      We will continue to evaluate your response to prior comment 1 after you provide the related disclosures.  In this regard, we note your revisions on page 114.  With a view toward disclosure, please tell us how those revisions address prior comment 41 in our letter dated March 18, 2010.

Our Competitive Strengths, page 3

2.      We note your response to the first bullet point of prior comment 4; however, risk factors regarding potential or hypothetical adverse developments are not sufficient disclosure if those events are currently occurring or have already occurred.  Please expand your response to show us clearly how your document addresses each of the issues that were the subject of the first bullet point of prior comment 4.

If economic conditions in the United States, page 14

3.      Please reconcile your revised disclosure regarding shifting from your more
        profitable products to your less profitable products with your response to prior
        comment 5 regarding similar margins across your brands.

Restrictions on Payments of Dividends, page 29

4.      Please expand your revisions added to pages 29 and 30 to quantify the amount of
        dividends you are permitted to pay as of a recent date.

Products, page 64

5.      It is unclear how your response to prior comment 5 is consistent with the
        information in the material you provided us with your letter dated March 25,
        2010.  It is unclear how, by presenting all of your snow and ice control equipment
        as one product class, you would not be masking significant developments or
        challenges with a particular type of product.  For example, if the products sold
        under one of your brands is struggling with a competition, quality or margin issue,
        but that challenge was offset by increased revenue from products sold under
        another brand, how would investors be able to understand those developments
        from your current disclosure?  If your snow plow business was substantially
        declining but the decline was offset by increased sales of salt spreaders for a
        period, how would investors know of this development from your current
        disclosure?  When addressing this comment, please provide us the information
        requested by prior comment 5:  the percentage of your revenues by the disclosed
        brands during the two fiscal years preceding your last fiscal year, the percentage
        of your revenue from sand and salt spreaders during each of the last three fiscal
        years, whether sand and salt spreaders contribute equally to revenue generated by
        each of your brands, and whether sand and salt spreaders generate the same
        margins as your other products.

Competition, page 71

6.      We note your response to prior comment 7.   However, it remains unclear how
        your disclosure regarding your geographic reach being broader than all of your
        competitors is consistent with the information cited in prior comment 7.  In
        addition, it is unclear what about the page you cite in the last sentence of the first
        paragraph of your response supports the "premium price" you say you command.
        Please revise your disclosure or advise.

Summary Compensation Table . . ., page 90

7.    Please expand your response to prior comment 8 to clarify how you determined to
not include the "forgiven interest" in an appropriate column of your table and why
the promissory note satisfaction would not be considered part of the value
attributable to the options.  Also clarify how you reached the totals expressed in
that response; for example, it appears that, with respect to Mr. McCormick, "total
proceeds paid" multiplied by "% of proceeds attributable to stock options" does
not equal the "total compensation expense" you mention.

Structure of our Board of Directors, page 77

8.    Please update the last sentence of this section.

Base Salary, page 83

9.    Please expand your revisions added in response to prior comment 6 to clarify:

 • how Mr. Janik "profitably" managed the business in 2007 given the net
    loss mentioned on page F-4;

 • what you mean by "positioned the business to maximize profit and sales
    volume"; and

 • what was done to "build a talented management team…"

Also clarify whether these were objective criteria established before the period in
which the salary increase was determined or subjective criteria determined
retrospectively.

Potential Payments upon Termination or Change in Control, page 95

10.    With a view toward disclosure in this section or on page 92, as appropriate, please
tell us the purpose and effect of the form of amended employment agreements
filed as exhibits 10.6, 10.8 and 10.10.

Interests of Certain Affiliates in this Offering, page 113

11.    We note your revisions added in response to prior comment 13.  Please expand to
identify the affiliates who will receive the restricted stock grants you mention and
quantify the number of shares each will receive.  Also, if the "bonus payout" will
be triggered, please identify each affiliate who will receive a bonus and the
amount each will receive.

Exhibit 5.1

12.     Please file a final, signed and dated opinion.


* * * * * * *


        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

                                        Sincerely,


                                        Russell Mancuso
                                        Branch Chief


cc (via fax):    Bruce D. Meyer, Esq.—Gibson, Dunn & Crutcher LLP
                 Ari B. Lanin, Esq.—Gibson, Dunn & Crutcher LLP